November 30, 2009

Kelly T. Hickel
Chief Executive Officer
United EcoEnergy Corp.
120 Wall Street, Suite 2401
New York, New York 10005

Re: United EcoEnergy Corp. (the "Registrant")
        File Number: 814-00717

Dear Mr. Hickel:

We have reviewed the Notification of Late Filing on Form 12b-25 (the "Form") filed November 16, 2009 on behalf of the Registrant related to the Form 10-Q for the fiscal period ended September 30, 2009.

Based on our review, we have the following comments:

- We have evaluated your response to Part III of the Form and have found your reasons for the extension of time, or lack thereof, to be insufficient.

Based upon the reason stated above, we do not consider the Registrant's Form N-Q to have been filed timely. We expect you to discuss this matter, including our letter, with the Registrant's Board of Directors.

Please respond to each of the points raised in this letter and file your response as EDGAR correspondence. Before you file in response to this letter or file any new information with the Commission, please notify me at (202) 551-6963 so that we may better coordinate our review of your filing/information. Please direct any questions you have regarding this letter to me at the number indicated above or at diangeloc@sec.gov.

Sincerely,

Christina L. DiAngelo
Senior Staff Accountant

cc: Frank Donaty
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission

Louis P. Becka
Assistant Director
Office of Compliance Inspections and Examinations
U.S. Securities and Exchange Commission

Richard F. Sennett
Chief Accountant
Division of Investment Management
U.S. Securities and Exchange Commission